Baum & Company, P.A.

March 31, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

We have read Item $ of the Form 8-K dated March 5, 1999 for Equity Growth Systems, inc. and are in agreement with the statements conatained in the first, second abd third paragraphs of item four herein. Other than we believe that The Registrant's disclosure wsa misleading in that it implied taht we were not a member of the AICPA's Securities and Exchage Commsiion Preactice Section, when in fact, we are a member. Other tahn as to that issue, we agreed with Itrem 4. We have no basis to agree or disagree with other statements of the registrant conatined herein.

Very Truly Yours,

/s/ Joel Baum /s/

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